
January 28, 2014

Jay Etheridge
Chief Financial Officer
Confederate Motors, Inc.
2222 5th Avenue South
Birmingham, AL 35233

> **Re: Confederate Motors, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-52500**

Dear Mr. Etheridge:

We issued comments to you on the above captioned filing on September 5, 2013. Your response dated October 3, 2013 indicated you would file an amended Form 10-K for the year ended December 31, 2012. As of the date of this letter, no Form 10-K/A has been received and, as such, these comments remain unresolved. We expect you to file the Form 10-K/A for the year ended December 31, 2012, as indicated in your response to us, no later than February 11, 2014.

If you do not **,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief